UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-28344

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Community Bank 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Community Corporation

5455 Sunset Blvd

Lexington, South Carolina 29072

REQUIRED INFORMATION

The following financial statements and supplemental schedule for the First Community Bank 401(k) Plan are being filed herewith:

Audited Financial Statements:

Report of Independent Registered Public Accounting Firm – Elliott Davis, LLC

Statements of Net Assets Available for Benefits as of December 31, 2019 and 2018

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2019

Notes to Financial Statements for the Year Ended December 31, 2019

Supplemental Schedule:

Schedule of Assets Held – December 31, 2019

The following exhibit is being filed herewith:

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm – Elliott Davis, LLC

First Community Bank

401(k) Plan

Report on Financial Statements

For the year ended December 31, 2019

First Community Bank 401(k) Plan

Report of Independent Registered Public Accounting Firm

To the Trustees of

First Community Bank 401(k) Plan

Lexington, South Carolina

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of First Community Bank 401(k) Plan (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes to the financial statements (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

elliottdavis.com

Report on Supplementary Information

The supplemental information in the accompanying Schedule H, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the basic financial statements as a whole.

/s/ Elliott Davis, LLC

We have served as the Plan’s auditor since 2006.

Columbia, South Carolina

June 23, 2020

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First Community Bank 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2019 and 2018

	2019	2018
Assets
Investments at fair value (see Note 4)	$18,912,802	$15,923,933
Receivables
Employer contributions	336,456	311,160
Notes receivable from participants	300,530	380,863
Total receivables	636,986	692,023

Total assets	19,549,788	16,615,956

Liabilities
Fees payable	—	5,247
Net assets available for benefits	$19,549,788	$16,610,709

See Notes to Financial Statements

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First Community Bank 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2019

Additions:
Investment income
Net appreciation in fair value of investments	$3,117,893
Interest and dividends	553,897
Total investment income	3,671,790

Contributions
Employer contributions	864,473
Employee contributions	1,063,394
Total contributions	1,927,867

Interest income on notes receivable from participants	18,982
Total additions	5,618,639

Deductions:
Administrative expenses	54,736
Distributions paid to participants	2,624,824
Total deductions	2,679,560

Net increase	2,939,079

Net assets available for benefits, beginning of year	16,610,709
Net assets available for benefits, end of year	$19,549,788

See Notes to Financial Statements

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First Community Bank 401(k) Plan

Notes to Financial Statements

December 31, 2019 and 2018

Note 1. Description of the Plan

The following description of First Community Bank (the “Bank”) 401(k) Plan (the “Plan”) provides only general information. The Bank is a subsidiary of First Community Corporation (the “Company”). The Plan is currently sponsored and maintained by the Bank. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:

The Plan is a defined contribution plan covering all employees of the Bank who have completed at least three months of service and are age eighteen or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions:

Each year, participants may elect to defer a portion of their eligible compensation, as defined by the Plan. Participants who have attained the age of fifty before the end of the plan year are eligible to make catch up contributions. Participants may also contribute amounts representing distributions from other qualified benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Bank makes a matching contribution equal to 100% of employee contributions which do not exceed 3% of compensation, plus 50% of employee contributions which exceed 3% but do not exceed 5% of compensation. Additional profit-sharing amounts may be contributed at the option of the Bank’s board of directors to each eligible participant equal to a uniform percentage of each participant’s compensation. Eligible participants are defined as those having one year of service and employed as of year-end. The exact percentage, if any, will be determined by the Bank. During the year ended December 31, 2019, the Bank made $336,456 in additional profit-sharing contributions. Contributions are subject to certain Internal Revenue Service (“IRS”) limitations.

Participant accounts:

Each participant’s account is credited with the participant’s contributions, Bank contributions and Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:

Participants are immediately vested in their contributions and in the employer safe harbor matching contributions, plus actual earnings thereon. Vesting in the Bank’s discretionary contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after six years of credited service.

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First Community Bank 401(k) Plan

Notes to Financial Statements

December 31, 2019 and 2018

Note 1.      Description of the Plan, Continued

Notes receivable from participants:

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The $50,000 maximum amount will be reduced by the participant’s highest outstanding note balance in the previous 12 months, even if amounts have been repaid. The notes are secured by the balance in the participant’s account. The interest rate is the prime interest rate as set by the Wall Street Journal plus 1%, or such other rate as determined by the Plan Administrator on the basis of relevant factors including but not limited to the rates charged by local banks for notes of similar duration and security level. The rate of interest will be constant throughout the term of the note. All notes are required to be repaid within five years of the note. If a participant notifies the Plan Administrator in writing that the entire proceeds of the note was used to acquire a dwelling unit that will, within a reasonable time, be used as the principal residence of the participant, the note will be required to be repaid within 15 years of the original date of the note. Notes are to be repaid on the basis of substantially level amortization over the term of the note with payments made through salary reduction each pay period, if available. All or any part of the outstanding balance of a note can be repaid at any time without penalty.

Payment of benefits:

Upon termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, less any notes receivable outstanding. Hardship distributions are permitted upon demonstration of financial hardship. All fully vested balances are available for distribution after the participant reaches the age of 59½.

Forfeited accounts:

At December 31, 2019 and 2018, forfeited nonvested accounts totaled $0 and $159, respectively. Forfeitures may be used to reduce the Bank’s future contributions to the Plan as well as payment of administrative expenses. In 2019, administrative expenses were reduced by $4,637 from forfeited nonvested accounts.

Note 2.      Summary of Significant Accounting Policies and Activities

Basis of accounting:

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment valuation and income recognition:

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan Administrative Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors. See Note 4 for discussion of fair value measurements.

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First Community Bank 401(k) Plan

Notes to Financial Statements

December 31, 2019 and 2018

Note 2.      Summary of Significant Accounting Policies and Activities, Continued

Investment valuation and income recognition, continued:

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Concentration of credit risk:

At December 31, 2019 and 2018, investments in First Community Corporation Unitized Stock Fund comprised 15% and 16% of the Plan’s assets, respectively. At December 31, 2019 and 2018, the unitized common stock fund was valued at $2,835,163 and $2,450,273, respectively. At December 31, 2019 and 2018, the actual number of shares of the Company’s common stock in the unitized stock fund held by the Plan was 124,194 and 119,426 shares, respectively.

Notes receivable from participants:

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 or 2018. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced, and a benefit payment is recorded.

Payment of benefits:

Benefits are recorded when paid.

Expenses:

Certain expenses of maintaining the Plan are paid directly by the Bank and are excluded from these financial statements. Fees related to the administration of notes receivable from participants and other distributions to participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation in fair value of investments.

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First Community Bank 401(k) Plan

Notes to Financial Statements

December 31, 2019 and 2018

Note 2.      Summary of Significant Accounting Policies and Activities, Continued

Recently issued accounting pronouncements:

In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. ASU 2018-13 is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The adoption of ASU 2018-13 did not have a material impact on the financial statements.

Note 3.      Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

Note 4.      Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
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First Community Bank 401(k) Plan

Notes to Financial Statements

December 31, 2019 and 2018

Note 4.      Fair Value Measurements, Continued

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily Net Asset Value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common collective trust fund: Valued at NAV. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

First Community Corporation Unitized Stock Fund: Valued at the closing price of First Community Corporation’s common stock reported on the active market on which the individual securities are traded plus the carrying value of the cash component of the fund, which approximates fair value.

The following tables set forth by level, within the fair value hierarchy, the Plan’s fair value measurements as of December 31, 2019 and 2018:

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Mutual funds	$15,648,589	$—	$—	$15,648,589
First Community Corporation
Unitized Stock Fund	2,835,163	—	—	2,835,163
Total assets in the fair value hierarchy	$18,483,752	$—	$—	18,483,752
Investments measured at NAV(a)				429,050
Investments at fair value				$18,912,802

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Mutual funds	$13,153,560	$—	$—	$13,153,560
First Community Corporation
Unitized Stock Fund	2,450,273	—	—	2,450,273
Total assets in the fair value hierarchy	$15,603,833	$—	$—	15,603,833
Investments measured at NAV(a)				320,100
Investments at fair value				$15,923,933

(a)	Certain investments that were measured at NAV per share or its equivalent have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.
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First Community Bank 401(k) Plan

Notes to Financial Statements

December 31, 2019 and 2018

Note 4.      Fair Value Measurements, Continued

The following table for December 31, 2019 and 2018 sets forth a summary of the Plan’s assets reported at NAV as a practical expedient to estimate fair value:

	December 31, 2019
Investment	Fair value	Unfunded commitment	Redemption frequency	Redemption notice period

Common collective trust fund	$429,050	$—	Daily	(a)

	December 31, 2018
Investment	Fair value	Unfunded commitment	Redemption frequency	Redemption notice period

Common collective trust fund	$320,100	$—	Daily	(a)

(a)	Participants may redeem units of the Fund for the purpose of funding a bona fide benefit payment, making a participant loan, honoring an employee-directed transfer of the employee’s interest in the plan to another investment election that is a noncompeting investment, or paying Trustee fees. Participants may make withdrawals from the Fund for other purposes generally only upon 12 months’ advance written notice to the Trustee.

Note 5.      Tax Status

The Bank has adopted the Plan based on a prototype plan document sponsored by Ascensus, Inc. Ascensus, Inc. has received an opinion letter from the IRS dated March 31, 2014 that states that the form of the prototype plan is acceptable under Section 401 of the Internal Revenue Code (“IRC”). The Plan has been amended since the date of the IRS opinion letter on the prototype plan. The Bank and the Plan Administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the internal revenue service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 6.      Related-Party and Party in Interest Transactions

Certain Plan assets are invested in a fund that includes the Company’s common stock as described in Note 2. These investments are considered party in interest transactions. Fees incurred by the Plan for investment management services are included in net appreciation in fair value of investments, as they are paid through revenue sharing, rather than a direct payment. As described in Note 2, the Plan made direct payments to the third-party administrator of $54,736 which were not covered by revenue sharing. The Bank pays directly any other fees related to the Plan’s operations.

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First Community Bank 401(k) Plan

Notes to Financial Statements

December 31, 2019 and 2018

Note 7.      Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the 2019 Statement of Net Assets Available for Benefits.

Note 8.      Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2019	2018
Net assets available for benefits per the financial statements	$19,549,788	$16,610,709
Fees payable	—	5,247
Net assets available for benefits per the Form 5500	$19,549,788	$16,615,956

The following is a reconciliation of the changes in net assets per the financial statements to the Form 5500 for the year ended December 31, 2019:

Net increase per the financial statements	$2,939,079
Fees payable as of December 31, 2018	(5,247)
Net income per the Form 5500	$2,933,832

Note 9.      Subsequent Events

The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance, June 23, 2020, and has determined that, except for the matters noted below, no significant events occurred after December 31, 2019, but prior to the issuance of these financial statements, that would have a material impact on its financial statements.

On March 11, 2020, the World Health Organization declared the novel strain of coronavirus (“COVID-19”) a global pandemic and recommended containment and mitigation measures worldwide. The COVID-19 pandemic has negatively impacted the U.S. and global economies, disrupted supply chains, lowered equity market valuations, created significant volatility and disruption in the capital markets, and dramatically increased unemployment levels. There has been significant volatility in the investment markets both nationally and globally since December 31, 2019 resulting in an overall market decline which has resulted in substantial decline in the value of the Plan’s investment portfolio.

Depending on the duration and severity of the pandemic, we foresee the potential for adverse impacts related to, among other things: (i) net investment income and (ii) the valuation of investments held by the Plan. The full extent to which the COVID-19 pandemic will impact the Plan and the Plan’s participant’s account balances remains uncertain.

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First Community Bank 401(k) Plan

EIN 57-1030051, Plan No. 001

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2019

(a)	(b)	(c)
Identity	Identity of issuer,	Description of investment including		(e)
of party	borrower, lessor,	maturity date, rate of interest,	(d)	Current
involved	or similar party	collateral, par or maturity value	Cost	value

Investments:
	American Beacon Large Cap Value Inst	Mutual Fund	**	$242,791
	American Funds EuroPacific Growth Class R-5	Mutual Fund	**	145,861
	JPMorgan Mid Cap Growth Class R-6	Mutual Fund	**	438,796
	Metropolitan West Total Return Bond I	Mutual Fund	**	74,217
	T Rowe Price New America Growth	Mutual Fund	**	2,940,942
	T Rowe Price Small-Cap Value Fund	Mutual Fund	**	630,295
	Templeton Global Bond Adv	Mutual Fund	**	29,694
	Vanguard 500 Index Fund - Admiral	Mutual Fund	**	1,112,458
	Vanguard Mid Cap Index Fund - Admiral	Mutual Fund	**	643,374
	Vanguard Small Cap Index - Admiral	Mutual Fund	**	562,410
	Vanguard Developed Mkts Index Adm	Mutual Fund	**	78,249
	Vanguard Target Retirement 2015	Mutual Fund	**	378,070
	Vanguard Target Retirement 2020	Mutual Fund	**	418,251
	Vanguard Target Retirement 2025	Mutual Fund	**	2,656,073
	Vanguard Target Retirement 2030	Mutual Fund	**	989,965
	Vanguard Target Retirement 2035	Mutual Fund	**	1,879,141
	Vanguard Target Retirement 2040	Mutual Fund	**	252,673
	Vanguard Target Retirement 2045	Mutual Fund	**	722,600
	Vanguard Target Retirement 2050	Mutual Fund	**	127,899
	Vanguard Target Retirement 2055	Mutual Fund	**	365,654
	Vanguard Target Retirement 2060	Mutual Fund	**	86,483
	Vanguard Target Retirement 2065	Mutual Fund	**	8,390
	Vanguard Target Retirement Income	Mutual Fund	**	83,242
	Vanguard REIT Index Admiral	Mutual Fund	**	20,563
	Vanguard Shrt-Term Infl-Prot Sec Idx Admiral	Mutual Fund	**	24,647
	Vanguard Total Bond Market Index - Admiral	Mutual Fund	**	48,552
	Vanguard Wellesley Income Admiral	Mutual Fund	**	76,175
	Vanguard Wellington Admiral	Mutual Fund	**	611,124
	Federated Capital Preservation Fund	Common collective trust Fund	**	429,050
*	First Community Corporation	Unitized Stock fund	**	2,835,163

Notes Receivable:
*	Notes Receivable from participants	Notes (4.25% - 6.50%)	**	300,530

				$19,213,332

* Indicates a party in interest

** Cost information omitted due to participant-directed plan

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SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST COMMUNITY BANK 401(k) PLAN
By FIRST COMMUNITY BANK, Trustee

Date: June 23, 2020	By:	/s/ D. Shawn Jordan
Printed Name: D. Shawn Jordan
Title: Chief Financial Officer
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